UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 20, 2017

HERITAGE COMMERCE CORP
(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, CA	95113
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:     (408) 947-6900

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☒                                  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

Item 1.01 - Entry into a Material Definitive Agreement.

Merger Agreement

On December 20, 2017, Heritage Commerce Corp, a California corporation (“HCC”), and its banking subsidiary Heritage Bank of Commerce, a California state-chartered commercial bank (“HBC”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Tri-Valley Bank, a California state-chartered commercial bank (“Tri-Valley”), pursuant to which HCC will acquire Tri-Valley in an all stock merger by merging Tri-Valley with and into HBC (the “Merger”).  HBC will survive the Merger and will continue the commercial banking operations of the combined bank following the Merger.  The transaction is intended to qualify as a tax-free reorganization under the applicable provisions of the Internal Revenue Code.

Subject to the terms of the Merger Agreement, upon completion of the Merger, each outstanding Tri-Valley common share, no par value per share (“Tri-Valley Common Share”), excluding dissenting shares, will be converted into the right to receive 0.0489 (“Per Share Exchange Ratio”) of a share of HCC common stock, no par value per share (“HCC Common Stock”).  Holders of Tri-Valley stock options will receive a cash payment on the closing date in an amount, without interest, equal to the product of (i) the total number of Tri-Valley Common Shares subject to the Tri-Valley stock option times (ii) the excess, if any, of the product of the Per Share Exchange Ratio multiplied by the HCC Average Closing Price (defined as the volume weighted average per share price of the closing prices of HCC Common Stock as reported on the NASDAQ Global Select Market for the 20 consecutive trading days ending on the fifth (5th) business day immediately before the closing date) over the exercise price per share.  The holder of an outstanding warrant will receive a cash payment on the closing date in an amount, without interest, equal to the product of (i) the total number of Tri-Valley Common Shares subject to the warrant times (ii) the excess of $0.77 over the exercise price per share (currently $0.33 per share).

The Per Share Exchange Ratio was based on $0.77 divided by the  20-day volume weighted average Heritage  common stock price of $15.76 as of the close of the market on December 19, 2017, the last trading day before this announcement, with the aggregate Merger consideration to be received by Tri-Valley shareholders valued at approximately $31.6 million. Heritage will issue approximately 1.9 million of its shares in the  Merger. On a pro forma basis, the holders of Tri-Valley Common Shares will own approximately 4.8% of the issued and outstanding HCC Common Stock following the Merger.  The Per Share Exchange Ratio is fixed and the aggregate Merger consideration will fluctuate between the date of the Merger Agreement and the date that the Merger is completed.

HCC and Tri-Valley have made representations, warranties and covenants customarily found in merger agreements involving depository institutions.

Completion of the Merger is subject to certain customary conditions, including (i) approval by Tri-Valley’s shareholders, (ii) the absence of any governmental order or law prohibiting the consummation of the Merger, and (iii) effectiveness of the Securities and Exchange Commission (“SEC”) registration statement for the HCC Common Stock to be issued as consideration in the Merger.  The obligation of each party to consummate the Merger is also conditioned upon (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement, (c) receipt by each party of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (d) the absence of a material adverse effect with respect to the other party since the date of the Merger Agreement.  The obligation of HCC to consummate the Merger is also conditioned upon (w) the adjusted shareholders’ equity of Tri-Valley, Tri-Valley’s non-performing assets and Tri-Valley’s deposits satisfying specified levels, (x) the receipt of required regulatory approvals and such approvals not containing materially burdensome regulatory conditions, and (y) the holders of not more than ten percent of the outstanding Tri-Valley Common Shares having duly exercised their dissenters’ rights under California law.

Both HCC and Tri-Valley may mutually agree to terminate the Merger Agreement without further liability to the other. Either party may agree to terminate the Merger Agreement if the Merger is not consummated by October 1, 2018, the shareholders of Tri-Valley do not approve the Merger Agreement, or any governmental entity whose approval is required to consummate the Merger does not approve the Merger. Further, Tri-Valley may terminate the Merger Agreement for a superior proposal under certain conditions, and, HCC can terminate the Merger Agreement if the Tri-Valley board of directors withdraws or changes its recommendation to its shareholders prior to the Tri-Valley shareholder meeting held to approve the Merger Agreement. In addition, either party may terminate the Merger Agreement if the other party is in material breach of any of its representations, warranties or agreements set forth in the Merger Agreement that not are cured such that the applicable closing conditions are not satisfied.

Tri-Valley has agreed that it will pay HCC a termination fee of $1.5 million if (i) HCC terminates the Merger Agreement because Tri-Valley breaches any of its obligations relating to alternative acquisition proposals, including withdrawing its recommendation of the Merger Agreement to its shareholders; (ii) Tri-Valley terminates the Agreement in favor of a superior proposal (after providing HCC the right to increase the Merger consideration), or (iii) either HCC or Tri-Valley terminate the Merger Agreement because the Tri-Valley shareholders do not approve the Merger Agreement after an alternative acquisition proposal has been announced and, within 12 months thereafter, Tri-Valley enters into an agreement relating to an alternative acquisition proposal.

Although no assurance can be provided, the parties anticipate that the Merger will close in the second quarter of 2018.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement.  The Merger Agreement and the above description are not intended to provide any other factual information about HCC, Tri-Valley, or their respective subsidiaries or affiliates.  The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them rather than establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of HCC, Tri-Valley or any of their respective subsidiaries, affiliates or businesses.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by HCC or Tri-Valley.  Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about HCC or Tri-Valley and their respective subsidiaries that HCC includes in its reports, statements and other filings made with the SEC.

Shareholder Agreements

HCC entered into shareholder agreements with each of the directors of Tri-Valley and certain executive officers, as shareholders of Tri-Valley.  The shareholder agreements generally require such shareholders to vote all of their Tri-Valley Common Shares in favor of the approval of the principal terms of the Merger Agreement and certain related matters as applicable, and against alternative transactions and generally prohibit them from transferring their shares, subject to certain exceptions.  The shareholder agreements will terminate in certain circumstances, including upon the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.

Non-Competition / Non-Solicitation Agreements

HCC entered into agreements with each director and certain executive officers of Tri-Valley in connection with the Merger Agreement, pursuant to which such directors and executive officers agreed to certain customary non-solicitation restrictions.  In addition, the directors agreed to certain non-compete provisions that extend for a two year period from the effective date of the Merger.

The foregoing descriptions of the Merger Agreement, the shareholder agreements and the non-competition/non-solicitation agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement (and the annexes included therein) attached hereto as Exhibit 2.1, which is incorporated by reference herein.

Item 8.01 - Other Events

A copy of the joint press release issued by HCC and Tri-Valley to announce the signing of the Agreement and Plan of Merger and Reorganization, is attached to this report as Exhibit 99.1.

HCC is filing an investor presentation, which provides supplemental information regarding the proposed transaction in connection with a presentation to analysts and investors and discusses certain elements of the Merger, which it intends to post on the investor relations portion of its website, which is located at www.heritagecommercecorp.com. The investor presentation is included as Exhibit 99.2 to this report.

The joint press release and the investor presentation shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Additional Information about the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider HCC’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statement, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q.  The documents filed by HCC with the SEC may be obtained free of charge at HCC’s website at www.heritagecommercecorp.com, under Investor Relations or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from HCC by directing a request by telephone or mail to Heritage Commerce Corp, 150 Almaden Boulevard, San Jose, California 95113, Attn:  Corporate Secretary (408) 947-6900.

HCC intends to file a registration statement on Form S-4 with the SEC which will include a proxy statement of Tri-Valley and a prospectus of HCC.  In addition, HCC may file other documents regarding the proposed transaction with the SEC.  This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Before making any voting or investment decision, investors and security holders of Tri-Valley are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.  A definitive proxy statement/prospectus will be sent to the shareholders of Tri-Valley seeking any required shareholder approvals.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from HCC at the address provided for HCC in the paragraph above, or from Tri-Valley by request by telephone or mail to Tri-Valley Bank, 3160 Crow Canyon Rd., Suite 160, San Ramon, California, 94583, attention:  Corporate Secretary (925) 791-4364.

Forward-Looking Statements

This filing and the exhibits hereto contain certain forward-looking information about HCC, Tri-Valley, and the combined company after the close of the Merger and is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact are forward-looking statements.  Such statements involve inherent risks, uncertainties, and contingencies, many of which are difficult to predict and are generally beyond the control of HCC, Tri-Valley and the combined company.  HCC cautions readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements.  In addition to factors previously disclosed in reports filed by HCC with the SEC, risks and uncertainties for each institution and the combined institution include, but are not limited to:  lower than expected revenues; credit quality deterioration or a reduction in real estate values could cause an increase in the provision for credit losses and allowance for credit losses and a reduction in net earnings; increased competitive pressure among depository institutions; the ability to complete the Merger, including by obtaining regulatory approvals and approval by the shareholders of Tri-Valley; successfully integrate, or achieve expected beneficial synergies and/or operating efficiencies, in each case within expected time-frames or at all; regulatory approvals may not be received on expected timeframes or at all; the possibility that personnel changes/retention will not proceed as planned; the possibility that a change in the interest rate environment may reduce net interest margins; higher than anticipated operating expenses; the effectiveness of our risk management framework, asset/liability re-pricing risks and liquidity risks; the costs and effects of legal, compliance, and regulatory actions, changes and developments, including the impact of adverse judgments or settlements in litigation, the initiation and resolution of regulatory or other governmental inquiries or investigations, the results of regulatory examinations or reviews and/or changes is law or regulations, including but not limited to tax laws; general economic conditions, either nationally or in the market areas in which the entities operate or anticipate doing business, are less favorable than expected; and other risk factors described in documents filed by HCC with the SEC.

All forward-looking statements included in this filing and the exhibits hereto are based on information available at the time of the filing.  Pro forma, projected and estimated numbers are used for illustrative purposes only and are not forecasts, and actual results may differ materially.

We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

HCC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tri-Valley in connection with the transaction. Information about the directors and executive officers of HCC is set forth in its Annual Report on Form 10-K filed with the SEC on March 3, 2017 and its Annual Meeting Proxy Statement filed on April 4, 2017 with the SEC. Tri-Valley and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Tri-Valley in connection with the proposed transaction. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Item 9.01 - Financial Statements and Exhibits.

(d)                             Exhibits

The following exhibits are filed herewith:

2.1	Agreement and Plan of Merger and Reorganization dated December 20, 2017 (including Annexes A through E).

99.1	Joint Press Release of Heritage Commerce Corp and Tri-Valley Bank dated December 20, 2017.

99.2	Investor Presentation dated December 20, 2017.

All schedules to the Merger Agreement have been omitted in accordance with Item 601(b) of Regulation S-K.  The registrant hereby agrees to furnish supplementally a copy of any schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HERITAGE COMMERCE CORP

Dated: December 20, 2017	By:	/s/ Walter T. Kaczmarek
Walter T. Kaczmarek
President and Chief Executive Officer